

$575,000,000
3.75% Convertible Senior Notes due 2023
and
Common Stock Issuable Upon Conversion of the Notes

This document supplements our prospectus dated December 4, 2003, relating to $575,000,000 aggregate principal amount of our 3.75% Convertible Senior Notes Due 2023 and the common stock issuable upon conversion of the notes. You should read this prospectus supplement in conjunction with the accompanying prospectus, which is to be delivered by selling securityholders to prospective purchasers along with this prospectus supplement. The information in the following table supplements the information set forth under the caption "Selling Security Holders" in the prospectus.

Name	Principal Amount of Notes Beneficially Owned That May Be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock That May Be Sold	Percentage of Common Stock Outstanding (1)
Dreyfus Investment Portfolios – Core Bond Portfolio	$651,000	*	56,218	*
Dreyfus Premier Core Bond Fund	$8,305,000	1.44%	717,185	*
Dreyfus Premier Corporate Bond Fund	$44,000	*	3,800	*
Salomon Brothers Asset Management, Inc. (2)	$21,500,000	3.74%	1,856,650	*

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*   Less than 1%

(1)   Calculated using 306,077,942 shares of common stock outstanding as of November 3, 2003. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder's notes, but we did not assume conversion of any other holder's notes.

(2)   Salomon Brothers Asset Management, Inc. acts as a discretionary investment advisor with respect to the notes held by Citigroup Pension Fund CAP Arbitrage, SB Diversified Arbitrage Strategies, SB Enhanced Arbitrage Strategies, GM Pension, GM Veba, SB Market Neutral Arbitrage and SB Multi Strategy Arbitrage, and, accordingly, may be deemed a beneficial owner of the notes held by those entities.

Investing in the notes involves risks. See "Risk Factors" beginning on page 10 of the accompanying prospectus.

The date of this prospectus supplement is January 26, 2004.